EXHIBIT 99.1

Titan Medical Provides Update to Enos Project Timeline

De Novo marketing authorization planned for early 2025 remains unchanged

TORONTO, June 28, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced that multiple disruptions have resulted in an updated Investigational Device Exemption (IDE) submission timeline for the Enos™ robotic single access surgery system. The company now expects the IDE submission to occur mid-year 2023 instead of the first quarter of 2023. Pending successful regulatory review and upon receipt of marketing authorization, the expected U.S. product launch for the Enos system remains on schedule for early 2025.

“We have been fortunate to have avoided and mitigated against many of the issues facing almost all other technology companies over the last few months. However, we now expect our targeted IDE application date to be pushed out to the summer of 2023. Human clinical trials are still planned to start in 2023 and we expect to receive marketing authorization in the U.S. in early 2025,” said Paul Cataford, Interim President and CEO.

The Enos project timeline has been impacted by several factors including:

  Supply of certain key components and materials has affected the production of instruments and camera systems and the delivery of capital equipment resulting in delays for verification and validation testing.
  Recruitment and resourcing of software engineers and developers has resulted in delays in unit testing procedures and certain documentation activities.
  Delayed procurement of disposable and consumable components resulted in delays in cleaning and disinfection testing and the GLP study required for the IDE submission.

“We continue to carefully monitor our project plan. With recent changes, we believe we have the right people, resources and partners in place to execute against our project delivery timeline. This team is committed, engaged and accountable, and we’re excited to bring our vision of single access robotic assisted surgery to the market,” concluded Paul Cataford.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the timelines related to the development of the Enos system, including the expectation of the Company for IDE submission to occur mid-year 2023, clinical trials in 2023, and upon receipt of marketing authorization, the expected U.S. product launch for the Enos system in early 2025; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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